Exhibit (a)(1)(A)
Offer to Purchase for Cash

Up to 900,506 of the Outstanding Shares of Common Stock

of

THE PARKING REIT, INC.

at

$11.75 Per Share in Cash

by

COLOR UP, LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.
EASTERN TIME ON NOVEMBER 5, 2021, UNLESS THE OFFER IS EXTENDED
Color Up, LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase shares, par value $0.0001 per share (“Shares”), of common stock of The Parking REIT, Inc., a Maryland corporation (the “Company”) pursuant to that Equity Purchase and Contribution Agreement (the “Purchase Agreement”) dated as of January 8, 2021, by and among the Company, MVP REIT II Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”), Michael V. Shustek (“Shustek”), Vestin Realty Mortgage I, Inc. (“VRMI”), Vestin Realty Mortgage II, Inc. (“VRMII” and together with VRMI and Shustek, the “Advisor”) and Purchaser. Purchaser is offering to purchase up to 900,506 Shares (the “Maximum Aggregate Amount”) as of the Expiration Time (as defined below), at a price of $11.75 per Share, to the sellers in cash, without interest, subject to any applicable withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer is also being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release entered into on April 6, 2021 as approved by the Circuit Court for Baltimore County for the resolution of putative class action litigation in which the Company was a defendant.
Purchaser was formed for the purpose of consummating the transactions contemplated by the Purchase Agreement, including the Offer, and investing in the Shares. Manuel Chavez, III (“Chavez”), a Manager and the Chief Executive Officer of Purchaser, was elected Chairman of the Board of Directors (“the Board”) and Chief Executive Officer of the Company effective August 25, 2021. Stephanie Hogue (“Hogue”), a Manager and the President of Purchaser, was elected President of the Company and a member of the Board effective August 25, 2021. Both Chavez and Hogue are Managing Partners of Bombe Asset Management LLC, an Ohio-based alternative asset management firm that invests in transportation, infrastructure and real estate assets (“Bombe”). Jeffrey Osher (“Osher”), also a Manager of Purchaser, was elected to the Board effective August 25, 2021. Osher is a control person of HSCP Strategic III, L.P., a Delaware limited partnership and member of Purchaser (“HS3”), and is Portfolio Manager of No Street GP LP, a registered investment adviser.
Pursuant to the Purchase Agreement, on August 25, 2021, Purchaser acquired: (a) 1,549,324 Shares from the Advisor and its affiliates (the “Advisor Shares”); (b) 175,000 Shares from a settlement trust (the “Settlement Trust Shares”) established in accordance with a settlement of claims of certain putative class action litigation in which the Company was a defendant (as described below) (the “Settlement Trust”); and (c) warrants to purchase 1,702,128 shares of Common Stock (“Warrants”) from the Company. Purchaser paid the Advisor $11.75 per share for the Advisor Shares and paid the Settlement Trust $11.75 per share for the Settlement Trust Shares. As of the date hereof, Purchaser’s ownership of the Advisor Shares and the Settlement Trust Shares constitutes approximately 22.3% of the currently outstanding Shares. The Warrants are exercisable at $11.75 per share after a “Liquidity Event” as defined in the Warrant Agreement (as defined below). If Purchaser acquires the full 900,506 Shares it is seeking in the Offer, together with the Advisor Shares and the Settlement Trust Shares, Purchaser would own 2,624,830 Shares (the “Purchased Shares”) representing approximately 33.9% of the Company’s outstanding Shares. If in addition to acquiring the Purchased Shares it acquired all of the Shares issuable upon exercise of the Warrants, Purchaser would beneficially own 4,326,958 Shares, representing approximately 45.8% of the Company’s outstanding Shares.

The Purchase Agreement provides, among other things, that if the number of Shares validly tendered in the Offer and not validly withdrawn (the “Tendered Share Amount”) after the Expiration Time represents less than the Maximum Aggregate Amount, then, Purchaser may, in its sole discretion, purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares (the “Company Backstop”) so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Offer and the Company Backstop. For illustrative purposes, assuming no Shares are tendered in the Offer and Purchaser acquires 900,506 Shares from the Company pursuant to the Company Backstop, Purchaser would own approximately 30.4% of the Company’s outstanding Shares. If in addition to acquiring the Advisor Shares and the Settlement Trust Shares, it acquired all of the Shares issuable on exercise of the Warrants, assuming no Shares are tendered in the Offer and Purchaser acquires the full 900,506 Shares from the Company pursuant to the Company Backstop, Purchaser would own approximately 41.8% of the Company’s outstanding Shares.
Also, effective August 25, 2021, pursuant to the Purchase Agreement the Operating Partnership issued to Purchaser 7,481,668 newly-issued common units of limited partnership interests of the Operating Partnership (“OP Units”). Purchaser contributed to the Operating Partnership cash, certain technology, and equity interests of certain entities that own parking facilities as consideration for the OP Units. The Operating Partnership also issued OP Units to Purchaser in connection with the Purchase Agreement’s provisions applicable to the Company’s restricted payables as well as loans and an advance made by Purchaser to the Company. After giving effect to Purchaser’s acquisition of 7,481,668 OP Units pursuant to the Purchase Agreement, Purchaser owns approximately 49.2% of the partnership interests of the Operating Partnership.
Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the following conditions and requirements (the “Offer Conditions”): (i) the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Offer, and (ii) no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Offer. See Section 15—”Certain Conditions of the Offer.”
The Offer is not conditioned upon Purchaser's ability to finance the purchase of Shares pursuant to the Offer or upon any minimum number of Shares being tendered. See Section 9—”Source and Amount of Funds.”
The Board has approved the execution, delivery and performance of the Purchase Agreement and the transactions contemplated thereby, including the Offer, and is recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Board has determined that the Offer is in the best interests of the Company and its stockholders.
October 5, 2021

IMPORTANT
Any stockholder of the Company wishing to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) (ii) follow the procedure for book-entry transfer described in Section 3—”Procedures for Accepting the Offer and Tendering Shares,” or (iii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares. No guaranteed delivery procedure shall be permitted in connection with the Offer.
Questions and requests for assistance may be directed to Broadridge, Inc. at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from Broadridge, Inc. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.
This Offer to Purchase and the Letter of Transmittal contain important information, and you should read carefully both in their entirety before making a decision with respect to the Offer.
This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET
Purchaser is offering to purchase up to 900,506 of the outstanding Shares of the Company for $11.75 per Share in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.
The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to Broadridge, Inc. at the address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.
Who is offering to buy my securities?
Our name is Color Up, LLC and we are a Delaware limited liability company. Pursuant to the Purchase Agreement entered into as of January 8, 2021, on August 25, 2021 we acquired 1,724,324 Shares, consisting of: (a) 1,549,324 Advisor Shares; (b) 175,000 Settlement Trust Shares. Chavez is the new Chairman of the Board of Directors of the Company (the “Board”) and Chief Executive Officer of the Company and is also a Manager and the Chief Executive Officer of Purchaser. Hogue is the new President of the Company and a member of the Company’s Board. Ms. Hogue is also the President and a Manager of Purchaser. Osher is a new member of the Company’s Board and also a Manager of Purchaser. Osher is a control person of HSCP Strategic III, L.P., a Delaware limited partnership and member of Purchaser (“HS3”), and is Portfolio Manager of No Street GP LP, a registered investment adviser. Purchaser is affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio-based alternative asset management firm that invests in transportation, infrastructure and real estate assets (“Bombe”). Each of Mr. Chavez and Ms. Hogue is a Managing Director of Bombe. See the “Introduction” to this Offer to Purchase and Section 8—”Certain Information Concerning Purchaser and HSCP Strategic III, LP.”
The Offer is being made pursuant to the Purchase Agreement. The Purchase Agreement provides, among other things, that if the Tendered Share Amount after the Expiration Time is less than the Maximum Aggregate Amount, then, at Purchaser’s sole discretion, the Company shall offer and issue to Purchaser and Purchaser shall purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares (the “Company Backstop”) so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Offer and the Company Backstop. The closing of the transactions contemplated by the Purchase Agreement occurred August 25, 2021 (the “Closing”).
Accordingly, if Purchaser acquires the full 900,506 Shares it is seeking in the Offer and the Company Backstop, together with the Advisor Shares and the Settlement Trust Shares, Purchaser would own 2,624,830 Shares (the “Purchased Shares”) representing approximately 33.9% issued and outstanding as of the Expiration Time. However, because the Company Backstop (if any) would increase the number of Shares outstanding, we may own a lower proportion percentage of the number of Shares outstanding after the Share Issuance. The Purchaser shares beneficial ownership of the Purchased Shares with Chavez, Hogue, Osher and HS3. Purchaser will share beneficial ownership of the Purchased Shares with Chavez, Hogue, Osher and HS3.
What are the classes and amounts of securities sought in the Offer?
We are seeking to purchase the Maximum Aggregate Amount, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—”Terms of the Offer; Proration.”
What happens if stockholders tender more Shares than you are willing to buy?
If stockholders validly tender and do not validly withdraw Shares in excess of the Maximum Aggregate Amount, we will purchase such Shares (up to the Maximum Aggregate Amount) on a pro rata basis. In such an event, this means that we will purchase from you a number of Shares calculated by multiplying (i) the quotient of (x) the number of Shares you validly tendered and did not withdraw divided by (y) the total number of Shares
i

validly tendered and not withdrawn by all of the Company's stockholders times (ii) the number of Shares representing the Maximum Aggregate Amount. If proration of Shares is required, we will announce the final results of proration promptly after the expiration of the Offer. We will make adjustments to avoid purchases of fractional shares. For information about the terms of the Offer, see Section 1—”Terms of the Offer; Proration.”
How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $11.75 per Share, to you in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to the Depositary in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares to the Depositary on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.
In addition, if you are a U.S. Holder (as defined under Section 5—”Certain U.S. Federal Income Tax Consequences”) and you do not complete, sign and return the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup Federal income tax withholding. If you are not a U.S. Holder, you should consult your own U.S. tax advisor as to which IRS Form you should complete, sign and return. If payment for the Shares is to be made to a person other than the registered holder of the Shares, the amount of any stock transfer taxes will be deducted from the purchase price to be paid with respect to the Shares, unless satisfactory evidence of payment of the stock transfer taxes is submitted with the Letter of Transmittal.
Do you have the financial resources to make payment?
Yes. We estimate that we will need approximately $10.6 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer or the Company Backstop.
Pursuant to the Amended & Restated Limited Liability Company Agreement of Purchaser (the “Purchaser LLC Agreement”), HS3 (the “Equity Investor”) contributed capital in the amount of $65 million to Purchaser in exchange for its 55.5% equity interest in Purchaser (the “Equity Investor Contribution”). Additionally, Bombe contributed $1 million and certain technology, and indirectly through affiliated entities, certain property to Purchaser in exchange for its 44.45% equity interest in Purchaser (the “Bombe Contribution” and together with the Equity Investor Contribution, the “Contribution”).
After consummation of the Purchase Agreement and the payments and contributions required thereunder, the remaining capital in Purchaser to be used to purchase the Tendered Share Amount pursuant to the Offer is approximately $11 million. The Contribution will provide us with sufficient consideration to purchase all of the Shares we are seeking to purchase pursuant to the Offer and the amount estimated to pay related fees and expenses incurred by us in connection with the Offer. See Section 8—”Certain Information Concerning Purchaser” and Section 9—”Source and Amount of Funds.”
Is there an agreement governing the Offer?
Yes. The Purchase Agreement requires the commencement of the Offer and provides, among other things, for the terms and conditions of the Offer and, if applicable, the Company Backstop. See Section 11—”Material Agreements” and Section 15—”Certain Conditions of the Offer.”
The Offer also is being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release entered into on April 6, 2021 as approved by the Circuit Court for Baltimore County for the resolution of putative class action litigation in which the Company was a defendant.
Are there any other transactions related to the Offer between Purchaser and its affiliates and the Company?
Yes. Pursuant to the Purchase Agreement, on August 25, 2021, Purchaser acquired (a) 1,549,324 Advisor Shares and (b) 175,000 Settlement Trust Shares. After Purchaser acquires the 900,506 Shares in the Offer or through the Company Backstop, as the case may be, and including the Advisor Shares and the Escrow Shares,

Purchaser shall own 2,624,830 Shares, the Purchased Shares representing at least approximately 33.9% of the Company’s outstanding Shares. Also pursuant to the Purchase Agreement, on August 25, 2021 the Company issued to Purchaser Warrants to purchase up to 1,702,128 Shares at an exercise price of $11.75 per Share. After giving effect to the acquisition of Shares upon the exercise of the Warrants and the Purchased Shares, Purchaser shall beneficially own 4,326,958 Shares or at least approximately 45.8% of the Company’s outstanding Shares.
Also on August 25, 2021, the Company and Purchaser entered into an amended and restated agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”) to facilitate the transactions contemplated by the Purchase Agreement. Effective August 25, 2021, Purchaser contributed to the Operating Partnership (a) cash consideration of $33,543,000, (b) certain technology and (c) the contributed interests which hold properties located in Cincinnati, Ohio and Chicago, Illinois. The properties consist of high-quality parking assets totaling approximately 1,201,000 square feet. In exchange for the cash consideration, the transfer of technology and the contributed interests, the Operating Partnership issued 7,323,101 newly-issued OP Units to Purchaser.
The Operating Partnership also issued additional OP Units to Purchaser for certain of the Company’s costs that (a) were paid after December 31, 2020 and (b) were required to be paid by the Company in connection with the Transaction (collectively, the “Restricted Payables”). The Operating Partnership issued to Purchaser additional OP Units for no additional consideration in an amount equal to (i) with respect to the portion of any Restricted Payables greater than $10,000,000 but less than or equal to $15,000,000, 7.00% of the amount of such portion divided by $11.75, rounded to the nearest whole unit and (ii) with respect to any portion of the Restricted Payables in excess of $15,000,000, the amount of such portion, plus 7.00% of such portion, divided by $11.75, rounded to the nearest whole unit. As a result of the Restricted Payables outstanding at Closing, Color Up was issued an additional 27,418 OP Units.
The Purchase Agreement further provided that if the Closing had not occurred on or before June 1, 2021, Color Up would, upon written request of the Company, provide an unsecured line of credit to the Company in an aggregate principal amount of up to $400,000 per month, at an interest rate equal to 7.0%, the full amount of which shall accrue immediately upon funding, with a term extending through the earlier of (i) the closing date and (ii) December 31, 2021; provided that the total principal amount outstanding shall not exceed $2,000,000 (collectively, the “Loan”). At the Closing, the outstanding principal balance and any unpaid accrued interest under the Loan (the “Outstanding Balance”) was $1,284,000 and was automatically converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit, or 109,277 OP Units issued to Purchaser.
In addition, the Company terminated certain third party contracts on terms acceptable to Purchaser and Purchaser advanced $257,000 to the Company related to such terminations (the “Advance”). At Closing, Purchaser was issued an additional 21,872 OP Units with respect to the Advance.
After giving effect to the transactions described above, Purchaser acquired 7,481,668 OP Units and owns approximately 49.2% of the partnership interest of the Operating Partnership.
See Section 11—”Material Agreements.”
Are there any other material arrangements between Purchaser and its affiliates and the Company?
Yes. On August 25, 2021, the Company entered into an Amended and Restated Agreement of Limited Partnership of the Operating Partnership to facilitate the contribution transactions and to admit Purchaser as a limited partner.
In addition, on August 25, 2021 the Company, the Operating Partnership and Purchaser entered into a Tax Matters Agreement (the “Tax Matters Agreement”), pursuant to which the Operating Partnership agreed to indemnify Purchaser and certain affiliates and transferees of Purchaser (together, “Protected Partners”) against certain adverse tax consequences in connection with (1) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partners’ interest in the Operating Partnership, in each case, prior to the tenth anniversary of the completion of the transactions contemplated by the Purchase Agreement (or earlier, if certain conditions are satisfied); and (2) the Operating Partnership’s failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Partnership during the period ending on the tenth anniversary of the completion of the transactions contemplated by the Purchase Agreement (or earlier, if certain conditions are satisfied). In addition, and for so long as the Protected Partners own at least 20% of the units in the Operating Partnership received in the transactions contemplated by the Purchase Agreement, the Company agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.
Purchaser also entered into a Stockholders’ Agreement with the Company on August 25, 2021 (the “Stockholders’ Agreement”). The Company’s Board of Directors consists of seven directors, and, pursuant to the Stockholders’ Agreement, Purchaser has the right to nominate five members of the Board of Directors (the “Purchaser Designated Directors”). The remaining two directors (the “Incumbent Directors”) are Shawn Nelson, a current independent director of the Board, and Danica Holley, a new independent director elected effective August 25, 2021. Pursuant to the Stockholders’ Agreement, the prior approval of one Incumbent Director and a majority of the Purchaser Designated Directors is required for certain transactions, including without limitation (i) any merger or sale of the Company or substantially all of its assets, (ii) amendments to the Company’s charter or bylaws, (iii) the authorization or issuance of any equity securities or any securities convertible into or exercisable for equity securities of the Company, (iv) any change in the authorized number of directors of the Board or establishment or abolition of any committee thereof; (v) any incurrence or repayment of indebtedness in an aggregate amount over a certain threshold, (vi) any declaration of dividends, (vii) any appointment or termination of any person as the chief executive officer, president or chief financial officer of the Company, (viii) any related party transactions, (ix) any amendment or waiver, or termination of certain provisions, of the Stockholders’ Agreement or (x) any amendment or waiver of the Tax Matters Agreement or the Warrant Agreement. The Stockholders’ Agreement contains certain standstill provisions restricting, subject to the Offer, the Company Backstop and certain customary exclusions, Purchaser from acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of common stock or any security convertible into common stock or any assets of the Company. In addition, the Company has agreed that in the event the Company proposes to issue additional securities, Purchaser will have the right to purchase an amount of securities so that its ownership percentage will not be diluted by the issuance of additional securities.
In addition, the Company entered into an Assignment of Claims, Causes of Action, and Proceeds agreement pursuant to which (i) the Company assigned to the Advisor all of the Company’s right title, interest, and benefits, whether legal, equitable, or otherwise, in and to any and all of the claims and causes of action that the Company may have against certain parties and any amounts that may be recovered or awarded to the Advisor on such claims and (ii) the Advisor will indemnify the Company against all liabilities in connection with the assignment.
Purchaser has also entered into a Warrant Agreement with the Company (the “Warrant Agreement”) pursuant to which the Company issued the Warrants. Each whole Warrant entitles the registered holder thereof to purchase one whole share of the Company’s common stock at a price of $11.75 per Share (the “Warrant Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Shares on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Warrants will expire five years after the date of the Warrant Agreement, at 5:00 P.M., Eastern time. The Warrant Agreement provides that if the exercise of the Warrants would require the Company to obtain stockholder approval pursuant to any applicable listing standards of the Trading Market on which the Shares are listed, the Company will, at its discretion, either obtain such stockholder approval or deliver cash in lieu of Shares otherwise deliverable upon the exercise of such Warrant. If the number of outstanding Shares is increased by a stock dividend payable in Shares, or by a split-up of Shares or other similar event, or decreased by a consolidation, combination, reverse stock split or reclassification of Shares or other similar event, then the number of Shares issuable on exercise of each Warrant shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding Shares. Whenever the number of Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant Price will be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Shares so purchasable immediately thereafter. The Warrant Agreement further provides that, in lieu of issuing fractional shares, the Company will make a cash payment equal to the Fair Market Value (as defined in the Warrant Agreement) of one Share multiplied by such fraction.
Additionally, the Company terminated its existing registration rights agreement, dated as of March 29, 2019, and on August 25, 2021 entered into a separate Registration Rights Agreement with Purchaser (the “Registration Rights Agreement”), pursuant to which the Company will grant the Holders (as defined in the Registration

Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined below) of the Company. Among other things, the Registration Rights Agreement requires the Company to register (i) the shares of the Company’s common stock purchased pursuant to the Purchase Agreement, (ii) shares of the Company’s common stock, if any, issued upon the redemption of OP Units purchased pursuant to the Purchase Agreement, (iii) shares of the Company’s common stock, if any, acquired pursuant to the Offer, (iv) shares of the Company’s common stock issuable upon redemption of the Warrants, (v) the Warrants, and (vi) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of the Company’s common stock and OP Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise) (collectively, the “Registrable Securities”). The Holders are entitled to make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities; provided, however, that the Company will not be required to file a registration statement prior to (x) 180 days after the initial listing of the Registrable Securities on a national securities exchange or (y) the expiration of any other lock-up period imposed with respect to the Registrable Securities pursuant to the Stockholders’ Agreement. In addition, the Holders are entitled to “piggy-back” registration rights to registration statements filed by the Company. The Company will bear all of the expenses incurred in connection with the filing of any such registration statement.
In addition, on August 25, 2021, the Company entered into a Software License and Development Agreement (the “License Agreement”) with an affiliate of Bombe (the “Supplier”), pursuant to which the Company granted to the Supplier a limited, non-exclusive, non-transferable, worldwide right and license to access certain software and services for a fee of $5,000 per month.
Additionally, on August 25, 2021, the Company entered into an Amendment to the Services Agreement, dated as of March 29, 2019, between, among others, the Company and the Advisor, providing the Advisor a one-time consulting fee in an amount equal to $800,000 in lieu of four annual payments of $200,000 for the services set forth therein.
In addition, on August 25, 2021, the Company entered into an Amendment to the Contribution Agreement, dated as of April 1, 2019, which was entered into in connection with the internalization of the Company’s management function. Pursuant to such amendment, and in connection with the closing of the transactions contemplated by the Purchase Agreement and the entry by the Company into the Settlement, the Advisor surrendered its claim to 400,000 shares of common stock that would otherwise be due to the Advisor from the Company on December 31, 2021.
On August 25, 2021, the Company also entered into Employment Agreements (collectively, the “Employment Agreements”) with each of Chavez, CEO; and Hogue, President, pursuant to which, among other things, the CEO and the President will receive an annual initial base salary of $600,000, and $450,000, respectively. The CEO and President will each be eligible to receive a target annual bonus of not more than 33.33% of their base salary, and each will be eligible to receive an annual target equity award of not more than $1,000,000, and $600,000 in restricted shares of the Company’s common stock, respectively. Each annual equity award shall vest equally in annual installments over a three-year period. The amounts and conditions for the payment and vesting (as applicable) of each target annual incentive award and each annual target equity award will be determined by the Compensation Committee of the Company. The CEO and President will have the right to elect to receive their base salary and their target annual bonus payments in the form of restricted shares of the Company’s common stock. Each of the CEO and the President will be eligible to participate in employee benefit programs made available to the Company's employees from time to time and to receive certain other perquisites, each as set forth in their respective Employment Agreements. In addition, the CEO and the President will receive $2,000,000 and $1,200,000 in unvested restricted shares of the Company’s common stock, respectively, which shares shall vest only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements), within three years of the effective date of the Employment Agreements; provided that the CEO and President, respectively, remain employed with the Company on the date of the Liquidity Event, unless such officer is terminated by the Company without cause or resigns for good reason within 180 days of a Liquidity Event. The Company’s Compensation Committee retained an independent compensation consultant to assist in determining the CEO’s and President’s compensation packages.
For more information on these agreements, see Section 11—”Material Agreements.”
v

Is the Offer related to the settlement of any Company litigation?
The Offer also is being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release entered into on April 6, 2021 as approved by the Circuit Court for Baltimore County (the “Stipulation”) for the resolution of putative class action litigation in which the Company was a defendant (the “Settlement”). The Settlement was a condition to the closing of the transactions contemplated by the Purchase Agreement. The Stipulation also provides that Purchaser has agreed to commence the Offer for the purchase of up to 900,506 Shares at a price of $11.75 per Share as promptly as practicable after the closing of the transactions contemplated by the Purchase Agreement. Pursuant to and in accordance with the terms and conditions of the Stipulation, the Offer excludes the Advisor Shares. See Section 10—”Background of the Offer; Past Contacts or Negotiations with the Company.”
Why are we making the Offer?
We are making the Offer pursuant to the Purchase Agreement and because we want to increase our already significant ownership interest in the Company. We have certain board designation rights and certain registration rights, and are subject to certain standstill restrictions and other restrictions on transfer, in each case relating to the Shares we acquire pursuant to the Offer and the Share Issuance.
See Section 11—”Material Agreements.”
What does the Company's Board of Directors think of the Offer?
The Company's Board of Directors has approved the execution, delivery and performance of the Purchase Agreement and the transactions contemplated thereby, including the Offer, and is recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Company's Board of Directors has determined that the Offer is in the best interests of the Company and its stockholders.
The Company will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and mailing the Schedule 14D-9 to its stockholders as promptly as reasonably practicable after the date of the Offer. We urge you to read the Schedule 14D-9.
We have been advised that, to the Company's knowledge, after reasonable inquiry, neither the Company nor any of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender its Shares held of record or beneficially owned by them pursuant to the Offer.
Is your financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not believe Purchaser's financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer consideration consists solely of cash;
•
we have obtained the Contribution from the Equity Investor and Bombe pursuant to the Purchaser LLC Agreement to provide the funds necessary to purchase all Shares validly tendered in the Offer and not validly withdrawn up to the Maximum Aggregate Amount; and

•	the Offer is not conditioned on Purchaser obtaining financing.
See Section 9—”Source and Amount of Funds.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until 5:00 p.m., Eastern Time on November 5, 2021 (the “Initial Expiration Time”), to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the later date and time to which the Initial Expiration Time has been extended (the “Expiration Time”) to tender your Shares in the Offer.
Can the Offer be extended and, if so, under what circumstances?
While we are not required to extend the Offer, we may do so in our sole and absolute discretion. See Section 1—”Terms of the Offer; Proration” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?
If we extend the Offer, we will issue a press release announcing the extension not later than 9:00 a.m., Eastern Time on the next business day after the day on which the Offer was scheduled to expire. See Section 1—”Terms of the Offer; Proration.”
What are the conditions to the Offer?
The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the following conditions and requirements (the “Offer Conditions”)” (i) the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Offer and (ii) no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Offer. See Section 15—”Certain Conditions of the Offer.” The Offer is not conditioned upon Purchaser's ability to finance the purchase of Shares pursuant to the Offer or upon any minimum number of Shares being tendered. See Section 9—”Source and Amount of Funds.”
Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any of the conditions of the Offer at any time and from time to time, in its discretion, provided that Purchaser may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, or (3) change the form of consideration.
How do I tender my Shares?
To tender your Shares, you must deliver to the Depositary confirmation of a book-entry transfer of such Shares into the Depositary's account at DST Stock Transfer Corp., together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal prior to the Expiration Time. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), contact your nominee and instruct them to tender your Shares for you. For assistance in tendering your Shares, contact Broadridge, Inc. at the address and telephone number set forth on the back cover of this Offer to Purchase.
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Time and, if we have not accepted your Shares for payment by December 4, 2021, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4—”Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares and provide the required information to the Depositary while you still have the right to withdraw Shares. See Section 4—”Withdrawal Rights.”
If I decide not to tender, how will the Offer affect me?
If you decide not to tender your Shares, you will still own the same amount of Shares. As a result, you will continue to participate in the future performance of the Company. Stockholders that do not tender their Shares pursuant to the Offer may be able to sell their Shares in the future at a net price higher or lower than the Offer Price. If we do not purchase the Maximum Aggregate Amount of Shares in the Offer, then depending on the number of Shares purchased, Purchaser may choose to require the Company to issue additional Shares to us pursuant to the Company Backstop (See Section 11—”Material Agreements—Purchase Agreement—Share Issuance”), which would have a dilutive effect on the percentage of outstanding Shares owned by each existing holder of Shares. In addition, we can give no assurance as to the price at which a Company stockholder may be able to sell his, her or its Shares in the future. See Section 13—”Certain Effects of the Offer.”

Do I have appraisal or dissenter's rights?
There are no appraisal or dissenter's rights available in connection with the Offer.
What is the market value of my Shares as of a recent date?
The Shares are not currently listed on a national securities exchange or any over-the-counter market. We encourage you to obtain a recent quotation for the Shares. The Offer Price is equal to the amount we paid per Share on August 25, 2021 for the Advisor Shares and the Settlement Trust Shares and is also equal to the exercise price of the Warrants pursuant to the Purchase Agreement. See Section 6—”Price Range of Shares.”
If I tender my Shares, when and how will I get paid?
If the conditions to the Offer as set forth in Section 15—”Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will promptly pay you an amount equal to the number of Shares you tendered multiplied by $11.75 in cash, without interest, subject to any required withholding tax, subject to the proration procedure (if applicable). See Section 1—”Terms of the Offer; Proration” and Section 2—”Acceptance for Payment and Payment for Shares.”
What are the U.S. Federal income tax consequences of having my Shares accepted for payment in the Offer?
The sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Holders (as defined under Section 5—”Certain U.S. Federal Income Tax Consequences”) for U.S. Federal income tax purposes. If you hold Shares as capital assets for U.S. Federal income tax purposes (generally property held for investment), you generally will recognize a capital gain or loss in an amount equal to the difference, if any, between the U.S. dollar amount received (including any amount withheld on account of withholding taxes) and your adjusted tax basis in the Shares. See Section 5—”Certain U.S. Federal Income Tax Consequences.” If you are not a U.S. Holder, the tax consequences of the exchange of Shares for cash will depend, in part, on your individual circumstances (as discussed under Section 5—”Certain U.S. Federal Income Tax Consequences”), and you should consult your own U.S. tax advisor as to the consequences of the transaction to you.
We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer (including the application and effect of U.S. Federal income tax, as well as any state, local or foreign income, and estate, gift and other tax laws).
Who should I call if I have questions about the Offer?
You may call Broadridge, Inc. at (888) 789-8409 or email shareholder@broadridge.com. See the back cover of this Offer to Purchase for additional contact details.

To the Holders of Shares of Common Stock of the Company:
INTRODUCTION
Color Up, LLC, a Delaware limited liability company (“Purchaser”), hereby offers to purchase up to 900,506 of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per Share, of The Parking REIT, Inc., a Maryland corporation (the “Company”), as of the Expiration Time (as defined below) (the “Maximum Aggregate Amount”), at a price of $11.75 per Share, to the sellers in cash, without interest, subject to any applicable withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).
The Offer is being made pursuant to the Equity Purchase and Contribution Agreement (the “Purchase Agreement”) dated as of January 8, 2021, by and among the Company, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), Michael V. Shustek (“Shustek”), Vestin Realty Mortgage I, Inc., (“VRMI”) Vestin Realty Mortgage II, Inc. (“VRMII” and together with VRMI and Shustek, the “Advisor”) and Purchaser. The Purchase Agreement provides, among other things, that if the number of Shares validly tendered in the Offer and not validly withdrawn (the “Tendered Share Amount”) represents less than the Maximum Aggregate Amount, then, at Purchaser’s sole discretion, the Company shall offer and issue to Purchaser and Purchaser shall purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares (the “Company Backstop”) so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Tender Offer and the Company Backstop.
The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the following conditions and requirements (the “Offer Conditions”): (i) the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Offer (as defined in Section 11—”Material Agreements”), and (ii) no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Offer,. Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserve the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion, provided that the Purchaser may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, (3) change the form of consideration.. See Section 15—”Certain Conditions of the Offer.”
The Offer is not conditioned upon Purchaser's ability to finance the purchase of the Shares pursuant to the Offer, and we will pay for the entire purchase price of the Shares in cash. See Section 9—”Source and Amount of Funds.” The Offer is not conditioned upon any minimum number of Shares being tendered.
As of September 21, 2021, 7,739,952 Shares were issued and outstanding.
Tendering stockholders who are record owners of their Shares and tender directly to Broadridge, Inc., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Company's Board of Directors has approved the execution, delivery and performance of the Purchase Agreement and the transactions contemplated thereby, including the Offer, and is recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Company's Board of Directors has determined that the Offer is in the best interests of the Company and its stockholders. The Company will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and mailing the Schedule 14D-9 to its stockholders as promptly as reasonably practicable after the date of the Offer. We urge you to read the Schedule 14D-9.

FORWARD LOOKING STATEMENTS
This Offer to Purchase contains, in addition to historical information, forward-looking statements. Forward-looking statements made in this Offer to Purchase are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the Offer and our plans with respect to the Company, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about the Company, Purchaser, economic and market factors and the industry in which the Company does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this Offer to Purchase and the materials accompanying this Offer to Purchase. These statements are not guarantees of future performance. All forward-looking statements included in this Offer to Purchase are made as of the date on the front cover of this Offer to Purchase and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1.	Terms of the Offer; Proration
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for up to the Maximum Aggregate Amount of Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—”Withdrawal Rights.” The Offer will expire at 5:00 p.m., Eastern Time on November 5, 2021 (the “Initial Expiration Time”) unless Purchaser extends the Initial Expiration Time (in which event the later date and time to which the Initial Expiration Time has been extended is the “Expiration Time”).
The Purchase Agreement provides, among other things, that if the number of Shares validly tendered in the Offer and not validly withdrawn (the “Tendered Share Amount”) represents less than the Maximum Aggregate Amount, then, at Purchaser’s sole discretion, the Company shall offer and issue to Purchaser and Purchaser shall purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares (the “Company Backstop”) so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Offer and the Company Backstop.
If more than the Maximum Aggregate Amount of Shares are validly tendered prior to the Expiration Time, and not validly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase up to the Maximum Aggregate Amount of Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered by the Expiration Time and not validly withdrawn. In such an event, this means that we will purchase from you a number of Shares calculated by multiplying (i) the quotient of (x) the number of Shares you validly tendered and did not withdraw divided by (y) the total number of Shares validly tendered and not withdrawn by all of the Company’s stockholders times (ii) the number of Shares representing the Maximum Aggregate Amount. If proration of Shares is required, we will announce the final results of proration promptly after the expiration of the Offer. We will make adjustments to avoid purchases of fractional shares. If proration of tendered Shares is required, Purchaser will announce the final results of proration promptly after the expiration of the Offer. Holders of Shares may obtain preliminary results of proration from the Purchaser at its telephone number on the back cover of this Offer to Purchase. All Shares not accepted for payment will be credited to the account at the Book-Entry Transfer Facility (as defined below) from which the transfer had previously been made, promptly after the expiration or termination of the Offer, in each case, in accordance with the procedure described in Section 3—”Procedures for Accepting the Offer and Tendering Shares.”
In addition, Purchaser will not be required to accept for payment or (subject to the applicable rules and regulations of the Securities and Exchange Commission) pay for, any Shares tendered pursuant to the Offer if, immediately prior to acceptance of Shares for payment, any of the following conditions exist (such conditions, the “Offer Conditions,”: (i) any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Offer (as defined in Section 11—”Material Agreements”), and (ii) any law is enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Offer. See Section 15—”Certain Conditions of the Offer.”
Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserve the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion, provided that the Purchaser may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, (3) change the form of consideration. See Section 15—”Certain Conditions of the Offer.”
The Offer is not conditioned upon Purchaser's ability to finance the purchase of the Shares pursuant to the Offer, and we will pay for the entire purchase price of the Shares in cash. See Section 9—”Source and Amount of Funds.” The Offer is not conditioned upon any minimum number of Shares being tendered.
We may extend the Offer in our sole and absolute discretion. Any extension of the Offer will be noted to the Depositary and followed by a public announcement by Purchaser to be made no later than 9:00 a.m., Eastern Time on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 4, 2021. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.
Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer (as set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares”), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party, subject to the right of any party to seek judicial review in accordance with applicable law.
The rights reserved by Purchaser described in the preceding paragraph are in addition to Purchaser's rights pursuant to Section 15—”Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.
If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—”Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.
If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.
The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.
2.	Acceptance for Payment and Payment for Shares.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the applicable regulations of the SEC, Purchaser will accept for payment, purchase and promptly pay for up to the Maximum Aggregate Amount of Shares validly tendered and not validly withdrawn prior to the Expiration Time. See Section 1—”Terms of the Offer; Proration.” In addition, subject to the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in

Section 16—”Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16—”Certain Legal Matters; Regulatory Approvals.”
In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary's account at DST Stock Transfer Corp. (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares;” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. No interest will be paid or accrued upon the cash payable upon the surrender or transfer of any Shares or book-entry shares.
The term “Agent's Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent's Message” also includes any hard copy printout representing such message generated by a computer terminal maintained at the Depositary's office.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—”Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.
If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including as a result of proration), or if Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the Expiration Time or the termination of the Offer.
If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. For Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time. No alternative, conditional or contingent tenders will be accepted.
Direct Registration Account. If you hold your Shares in a book-entry or direct registration account maintained by the Company's transfer agent, in order to validly tender your Shares you must deliver the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made to a person or persons other than the registered holder(s), then the Letter of Transmittal must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Shares, with the signature(s) on such Letter of Transmittal or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instruction 1 and Instruction 5 of the Letter of Transmittal.
The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties, subject to the right of any party to seek judicial review in accordance with applicable law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Company, the

Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the right of any party to seek judicial review in accordance with applicable law.
Appointment. By executing the Letter of Transmittal (or delivering on Agent's Message), the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:
•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;
•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;
•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and
•
the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders.
4.	Withdrawal Rights.
Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 4, 2021, which is the 60th day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.
Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—”Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the right of any party to seek judicial review in accordance with applicable law. None of Purchaser, the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
5.	Certain U.S. Federal Income Tax Consequences.
The following is a general summary of certain U.S. Federal income tax consequences of the Offer to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer. This summary does not purport to address all of the U.S. Federal income tax matters that may be relevant to you. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, but not limited to: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (vii) regulated investment companies; (viii) real estate investment trusts; (ix) partnerships and other pass-through entities (and investors therein); (x) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; and (xi) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation. In addition, this summary does not address any U.S. Federal alternative minimum tax consequences of the Offer.
This summary is not a complete analysis of all potential U.S. Federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or any U.S. Federal tax laws other than income tax law (such as estate or gift tax laws). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and any such changes could apply retroactively and could adversely affect the tax consequences described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. Federal tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. Federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (b) the trust has validly elected to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. person for U.S. Federal income tax purposes.
In addition, if an entity treated as a partnership for U.S. Federal income tax purposes is a beneficial owner of Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of Shares that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of selling the Shares pursuant to the Offer.
The descriptions of U.S. Federal income tax consequences set forth below are for general information only. We urge you to consult your own tax advisors as to the particular tax consequences to you of the Offer, including the application of U.S. Federal, state, local and foreign tax laws, and possible changes in such laws.
Tax Consequences of the Offer to U.S. Holders.
This section describes the general U.S. Federal income tax consequences of the Offer to U.S. Holders.
The sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Federal income tax purposes. As a result, if you hold your Shares as capital assets for U.S. Federal income tax purposes (generally, property held for investment), you will generally recognize a capital gain or loss in an amount equal to the difference, if any, between the U.S. dollar amount received (including any amount withheld on account of withholding taxes) and your adjusted tax basis in the Shares. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the closing date of the Offer. The use of capital losses is subject to limitations. If you acquired different blocks of Shares at different times or different prices, you must determine your tax basis and holding period separately with respect to each block of Shares.
Under recently enacted legislation, certain U.S. Holders that are individuals, estates and trusts are subject to an additional 3.8% Medicare tax (the “additional Medicare tax”) on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” and (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from the sale of Shares pursuant to this Offer.
Tax Consequences of the Offer to Non-U.S. Holders.
This section describes the general U.S. Federal income tax consequences of the Offer to Non-U.S. Holders.
Subject to the discussion below regarding backup withholding, payments made to you as a Non-U.S. Holder with respect to the Shares that you sell in the Offer generally will be exempt from U.S. Federal income tax and U.S. Federal withholding tax, unless:
•
your gain, if any, on the sale of Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you generally will be subject to U.S. Federal income tax on such gain in the same manner as if you were a U.S. Holder and (ii) if you are a corporation, you may also be subject to branch profits tax on your effectively connected earnings and profits (subject to adjustments) at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty);

•
you are an individual who was present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. Federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on your gain, if any, from the sale of Shares (net of U.S. source capital losses recognized during such year); or

•
the Company is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the closing date of the Offer and the period that you held the Shares.

With respect to the third point above, the determination whether the Company is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. No determination has been made as to whether the Company is or has been a USRPHC for U.S. Federal income tax purposes during the time period described in the third bullet point above.
If a trust or estate that otherwise qualifies as a Non-U.S. Holder has any beneficiaries that are U.S. taxpayers, such trust or beneficiaries may be subject to the additional Medicare tax described above under “Tax Consequences of the Offer to U.S. Holders.”
Backup Withholding. All payments to which you would be entitled pursuant to the Offer will be subject to backup withholding, unless you (i) are a corporation, a Non-U.S. Holder, or another exempt recipient or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. If you are a Non-U.S. Holder, backup withholding may apply unless you submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status.
Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. Federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return in a timely manner. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.
6.	Price Range of Shares.
The Shares are not currently listed on a national securities exchange or any over-the-counter market and there is no established trading market for the Shares. Nevertheless, stockholders are urged to obtain a current market quotation for the Shares. The Offering Price is equal to the amount we paid per Share on August 25, 2021 for the Advisor Shares and the Settlement Trust Shares and is also equal to the exercise price of the Warrants pursuant to the Purchase Agreement.
7.	Certain Information Concerning the Company.
General. The Company is a Maryland corporation with its principal executive offices currently located at 250 East Fifth Street, Suite 2110, Cincinnati, Ohio 45202. The telephone number for the Company is (513) 834-5110.
Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information are available to the public on the SEC's Internet site at www.sec.gov. The Company also makes available free of charge through its website at www.theparkingreit.com, access to the Company’s SEC filings as soon as reasonably practicable after such material is filed or furnished with the SEC.
Although Purchaser has no knowledge that any such information is untrue, but Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase (or on the Company’s website or in its filings with the SEC) with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events that may have occurred or may affect the significance or accuracy of any such information prior to August 25, 2021.
8.	Certain Information Concerning Purchaser.
General. Purchaser is a Delaware limited liability company that was organized for the purpose of consummating the transactions contemplated by the Purchase Agreement and investing in the Shares. Its principal business activities are: (i) consummating the transactions contemplated by the Purchase Agreement and the other related agreements to which it is a party; (ii) acquiring Shares, the Warrants as described herein and OP Units as described herein; (iii) conducting the Offer as described herein; and (iv) engaging in activities necessary or incidental to the foregoing. Purchaser is managed and controlled by its Board of Managers which consists of Chavez, Hogue and Osher. All decisions of the Purchaser’s Board of Managers must be based on unanimous consent of the Managers. As Chief Executive Officer of Purchaser, Chavez has authority to vote on its behalf with respect to any matters to be voted on by entities in which Purchaser holds voting shares, including the Company and Operating Partnership.
Purchaser is affiliated with Bombe, a Cincinnati, Ohio-based alternative asset management firm that invests in transportation, infrastructure and real estate assets. Effective August 25, 2021, Chavez is the new Chairman of the Board and Chief Executive Officer of the Company. Chavez is the Chief Executive Officer of Purchaser and a Managing Director of Bombe. Effective August 25, 2021, Hogue is the new President of the Company and a

member of the Company’s Board. Hogue is the President of Purchaser and a Managing Director of Bombe. Effective August 25, 2021, Osher is a new member of the Company’s Board. Osher is a control person of HS3 which is a member of Purchaser. Osher is Portfolio Manager of No Street GP LP, a registered investment adviser. HS3’s principal business activities are (i) the acquisition and holding of equity interests in Purchaser in furtherance of the foregoing principal business activities of Purchaser and (ii) engaging in activities necessary or incidental to the foregoing. Purchaser, Chavez, Hogue, Osher and HS3 may be deemed to be affiliates of the Company.
Pursuant to the Amended and Restated Limited Liability Company Agreement of Purchaser (the “Purchaser LLC Agreement”), HS3 contributed capital in the amount of $65 million to Purchaser in exchange for its beneficial ownership of 55.5% equity interest in Purchaser. Bombe contributed $1 million and certain technology, and indirectly through affiliated entities, contributed interests which hold properties located in Cincinnati, Ohio and Chicago, Illinois in exchange for its beneficial ownership of 44.5% equity interest in Purchaser.
To date, Purchaser has not carried on any activities other than those related to its formation, consummation of the Purchase Agreement and the Offer. Purchaser has the funds necessary to consummate the Offer through the Contribution. The business address for Purchaser is 250 E. Fifth Street, Suite 2110, Cincinnati, Ohio 45202. The business telephone number for Purchaser is (513) 834-5110.
Purchased Shares. On August 25, 2021, Purchaser acquired: (a) 1,549,324 Shares from the Advisor; (b) 175,000 Shares from the Settlement Trust; and (c) and Warrants to purchase 1,702,128 Shares from the Company. Purchaser paid the Advisor $11.75 per share for the Advisor Shares and paid the Settlement Trust $11.75 per share for the Settlement Trust Shares. The Warrants are exercisable at $11.75 per share after a “Liquidity Event” as defined in the Warrant Agreement (as defined below). After Purchaser acquires 900,506 Shares in the Offer and including the Advisor Shares and the Settlement Trust Shares, Purchaser shall own 2,624,830 Shares representing approximately 33.9% of the Company’s outstanding Shares. After giving effect to the acquisition of Shares upon the exercise of the Warrants and the Purchased Shares, Purchaser shall beneficially own 4,326,958 Shares, representing approximately 45.8% of the Company’s outstanding Shares. Purchaser shares beneficial ownership of the Purchased Shares and the Shares issuable upon exercise of the Warrant with Chavez, Hogue, Osher and HS3.
Company Backstop. If the Tendered Share Amount after the Expiration Time represents less than the Maximum Aggregate Amount, then, at Purchaser’s sole discretion, the Company shall offer and issue to Purchaser and Purchaser shall purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Offer and the Company Backstop. For illustrative purposes, assuming no Shares are tendered in the Offer and Purchaser acquires 900,506 Shares from the Company pursuant to the Company Backstop, Purchaser will own approximately 30.4% of the Company’s outstanding Shares. After giving effect to the acquisition of Shares upon the exercise of the Warrants and the Purchased Shares, assuming no Shares are tendered in the Offer and Purchaser acquires 900,506 Shares from the Company pursuant to the Company Backstop, Purchaser will own approximately 41.8% of the Company’s outstanding Shares.
OP Units. Effective August 25, 2021, Purchaser contributed to the Operating Partnership (a) cash consideration of $33,543,000, (b) certain technology and (c) the contributed interests which hold properties located in Cincinnati, Ohio and Chicago, Illinois. The properties consist of high-quality parking assets totaling approximately 1,201,000 square feet. In exchange for the cash consideration, the transfer of technology and the contributed interests, the Operating Partnership issued 7,323,101 newly-issued OP Units to Purchaser.
The Operating Partnership also issued an additional 27,418 OP Units to Purchaser for certain of the Company’s Restricted Payables, an additional 109,277 OP Units to Purchaser for the Loan and an additional 21,872 OP Units for the Advance. After giving effect to these transactions, Purchaser acquired a total of 7,481,668 OP Units and owns approximately 49.2% of the partnership interest of the Operating Partnership.
Purchaser Financial Condition. Purchaser does not believe that its financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer consideration consists solely of cash;

•
Purchaser has obtained the Contribution from the Equity Investor and Bombe pursuant to the Purchaser LLC Agreement to provide the funds necessary to purchase all Shares validly tendered in the Offer and not validly withdrawn up to the Maximum Aggregate Amount; and

•	the Offer is not conditioned on Purchaser's ability to finance the purchase of the Shares pursuant to the Offer.
Restrictions on Purchaser Share Transfers. Under the terms of the Stockholders’ Agreement entered into by Purchaser pursuant to the Purchase Agreement, except for limited circumstances, Purchaser is prohibited from selling or transferring its Shares until six months following a Liquidity Event (defined as an initial public offering or a listing of the Shares on a national securities exchange). A transfer of any of Purchaser’s Shares to a Permitted Transferee (defined to include any member of Purchaser) is permissible under the Stockholders’ Agreement. Additionally, under the terms of the Purchaser LLC Agreement, the board is entitled to make in-kind distributions to the members, which would include Purchaser’s Shares distributed to the members, including Bombe, the Equity Investor and certain other affiliates of Bombe. If such in-kind distribution would transfer shares to a member of Purchaser, such member would be bound by the terms of the Stockholders’ Agreement, including the transfer restrictions and standstill provisions thereof. See Section 11—”Material Agreements.”
Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the boards of managers, the executive officers and control persons of Purchaser—Chavez, Hogue and Osher—are set forth in Schedule I. Except as set forth in Schedule I, neither Purchaser, nor to the knowledge of Purchaser, any of the persons listed in Schedule I, has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.
Except as set forth elsewhere in this Offer to Purchase (including Schedule I) and except for the Shares acquired by Purchaser pursuant to the Purchase Agreement, (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (ii) during the 60 days prior to the date of this Offer to Purchase, neither Purchaser nor, to the knowledge of Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company other than those contemplated by the Purchase Agreement and the other agreements described in Section 11—”Material Agreements.”
Except as set forth elsewhere in this Offer to Purchase (including Schedule I) and except as contemplated by the Purchase Agreement, (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or, to the knowledge of Purchaser, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.
Except as set forth elsewhere in this Offer to Purchase (including Schedule I) and except as contemplated by the Purchase Agreement, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available to the public on the SEC's Internet site at www.sec.gov. The Company also makes available free of charge through its website at www.theparkingreit.com, access to the Company’s SEC filings as soon as reasonably practicable after such material is filed or furnished with the SEC.

9.	Source and Amount of Funds.
Based on the Maximum Aggregate Amount under this Offer, Purchaser estimates that it will need approximately $10.6 million to purchase all of the Shares pursuant to the Offer, assuming that the Shares validly tendered and not validly withdrawn in the Offer equal the Maximum Aggregate Amount.
After consummation of the transactions contemplated by the Purchase Agreement and the payments and contributions required thereunder, the remaining capital in Purchaser to be used to purchase the Tendered Share Amount pursuant to the Offer is approximately $10.6 million. The Contribution will provide us with sufficient consideration to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to pay related fees and expenses incurred by us in connection with the Offer.
The Offer is not conditioned upon Purchaser's ability to finance the purchase of Shares pursuant to the Offer. Purchaser does not believe that its financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer consideration consists solely of cash;
•
Purchaser has obtained the Contribution from the Equity Investor and Bombe pursuant to the Purchaser LLC Agreement to provide the funds necessary to purchase all securities validly tendered in the Offer and not validly withdrawn up to the Maximum Aggregate Amount; and

•	the Offer is not conditioned on Purchaser's ability to finance the purchase of the Shares pursuant to the Offer.
10.	Background of the Offer; Past Contacts or Negotiations with the Company.
Background of the Offer
The information set forth below specific to (x) actions taken by the Company or its representatives and (y) meetings or discussions in which Purchaser or its affiliates or representatives did not participate, in each case, was provided by the Company, and none of Purchaser, Bombe nor any of their respective affiliates takes any responsibility for the accuracy or completeness of such information.
The following is a description of contacts between representatives of Purchaser or its affiliates, including Bombe, with representatives of the Company that resulted in the execution of the Purchase Agreement and the other agreements described in Section 11—”Material Agreements”.
The Board and management have regularly reviewed and evaluated potential strategic alternatives, including possible acquisitions, divestitures and business combinations, with the goal of maximizing shareholder value.
During February and March of 2019, Manuel Chavez, III, on behalf of Bombe, began considering a strategic acquisition or transaction with the Company. On March 20, 2019, Bombe and the Company had a telephone discussion to discuss Bombe’s interest in exploring a strategic transaction with the Company.
On April 8, 2019, the Company sent Bombe a Non-Disclosure Agreement to continue discussions surrounding a potential strategic transaction. The parties and their representatives exchanged comments to the draft agreement and the Non-Disclosure Agreement was executed on April 12, 2019.
On May 20, 2019, Bombe had a telephone conversation with Mr. Shustek of the Company and its financial advisor regarding the potential terms of a strategic transaction with Bombe or an affiliate. The parties discussed Bombe’s valuation of the Company and Bombe’s source of financing. During May and June of 2019, the parties negotiated the structure and other terms of a potential strategic transaction between Bombe and the Company.
The parties were unable to come to an agreement on the structure, form or terms of a potential transaction between Bombe and the Company during May or June of 2019 and the parties ceased communications and further negotiation.
In mid-2019, the Company engaged financial and legal advisors and began to explore a broad range of potential strategic alternatives to provide liquidity to stockholders. In connection with such search and at the Board’s directive, the Company’s advisors approached approximately 100 potential investors or buyers and the

Company negotiated and executed confidentiality agreements with 34 potential investors, received proposals from approximately a dozen potential investors or buyers and engaged in substantive negotiations with four other interested parties (Company A, Company B, Company C and Company D) before entering into the Purchase Agreement.
In June 2019, the Board established a first-round bid deadline of July 23, 2019, which was relayed to the potential bidders. The Company received non-binding proposals from twelve parties.
On July 25, 2019 and July 31, 2019, the Board met to discuss the progress of the strategic review process and bids received as part of the first-round bid process. The Board discussed the relative merits of the twelve proposals, and instructed senior management, with the assistance of the Company’s financial advisors, to continue pursuing potential transactions with six of the interested parties. After discussions with senior management and the Company’s advisors, the Board determined to target a second-round bid deadline on or around October 22, 2019. Four of the six interested parties made presentations to management and two parties, Company A and Company B, submitted final bids.
On October 22, 2019, Company A, a publicly-traded REIT, submitted an offer to acquire the Company for stock in a transaction that valued the Company’s gross assets at approximately $323.5 million. On the same day, Company B, a well-known private equity firm, submitted an offer to acquire all of the Company’s 39 properties in a transaction that valued the Company’s gross assets at $348 million.
On October 24, 2019, the Board met to review the strategic transaction process. Senior management and the Company’s legal and financial advisors updated the Board on the status of discussions with each of the bidders. The Board discussed with its financial and legal advisors Company A’s and Company B’s respective proposals. The Board directed the Company’s financial advisor to continue discussions with both Company A and Company B and to encourage Company A and Company B to increase their respective offers.
On November 8, 2019, Company B informed the Company that it would be submitting a revised offer, which would no longer contemplate buying all of the Company’s properties. Company B’s revised offer contemplated purchasing 11 properties at a price of $171.3 million. Around the same time, Company A submitted a revised offer, which valued the Company’s gross assets at approximately $337 million.
The Board held a meeting on November 12, 2019 to consider the most-recent offers from Company A and Company B. The Board noted that at this time it was not interested in pursuing an offer to acquire only select properties of the Company. The Board instructed the financial advisor to continue discussions with Company A and to encourage Company A to increase its offer.
Company A subsequently informed the Company that it was unwilling to further increase its offer and requested that the Company grant exclusivity.
Throughout late November and early December, Company A, the Company, and their respective counsel negotiated the terms of an exclusivity agreement. The parties executed a definitive exclusivity agreement on December 16, 2019. The agreement provided for an exclusivity period ending on February 14, 2020, but permitted the Company to terminate exclusivity on January 30, 2020 under certain circumstances.
Between December 16, 2019 and February 14, 2020, Company A continued to conduct due diligence, the parties and their respective legal advisors exchanged mark-ups of the definitive agreement, and progress was made on material points.
On February 12, 2020, Company B submitted a revised bid to acquire all 39 of the Company’s properties for $310 million in cash. Company B also requested a 45-day exclusivity period.
On February 14, 2020, Company A requested an extension of the exclusivity period for an additional forty-five days, which was not granted.
On February 20, 2020 and February 23, 2020, the Board held meetings to discuss the status of discussions and negotiations with Company A and the revised bid from Company B. The Board instructed the Company’s legal and financial advisors to continue negotiations and discussions with both Company A and Company B.
On March 11, 2020, the World Health Organization declared the outbreak of the COVID-19 pandemic and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The COVID-19 pandemic significantly adversely impacted global economic activity, contributed to significant volatility and negative pressure in financial markets and resulted in unprecedented job losses, causing many to fear an imminent global recession. The global impact of the outbreak rapidly evolved and, as cases of COVID-19 continued to be identified, many countries, including the United States, reacted by instituting quarantines, mandating business and school closures and travel restrictions. The COVID-19 pandemic negatively impacted almost every industry directly or indirectly, including the Company and the industries in which the Company’s tenants operate. As a result of the COVID-19 pandemic, negotiations and discussions with Company A and Company B ceased.
During the first and second quarter of 2020, the Board, management and the Company’s legal and financial advisors continued to meet. The Board continued to evaluate potential strategic alternatives, including an orderly liquidation, the sale of certain select assets and re-engaging with prospective buyers.
On June 15, 2020, at the direction of the Board, the Company’s financial advisors re-engaged with potential buyers. The Company approached over 25 potential investors or buyers and received proposals from six potential investors or buyers and engaged in substantive negotiations with three interested parties (Bombe, Company C and Company D).
On July 14, 2020, Manuel Chavez, III, on behalf of Bombe, reached out to Mr. Shustek at the Company to discuss the current state of the Company’s business and Bombe’s interest in renewing discussion of a potential strategic transaction.
On July 20, 2020, Bombe, the Company and their respective advisors had a telephone conversation to discuss a potential strategic transaction. Following the conversation, Bombe’s advisors drafted a Non-Binding Indication of Interest regarding a potential strategic transaction and delivered the draft to the Company’s advisors on July 22, 2020.
On July 23, 2020, representatives of Bombe and the Company had a conversation to discuss Bombe’s draft of the Non-Binding Indication of Interest and the general terms and conditions of the proposed strategic transaction.
On July 24, 2020 and July 30, 2020, the Board held a meeting to review and evaluate the proposals submitted by Company C, Company D and Bombe. Company C, an alternative asset management firm, submitted an offer to acquire the Company’s assets for $275 million. Company D, an alternative investment manager, proposed to contribute $50 million in cash in the Company, which would, in part, be used to acquire all of the Advisor’s common stock. Company D’s offer also contemplated operating the Company as an externally managed REIT. Bombe proposed to contribute four parking facilities to the Company (three of which were ultimately contributed in the Transaction) and to acquire the Advisor’s common stock. Bombe’s offer also contemplated that Mr. Shustek would resign as CEO and as a director. The Board directed the Company’s financial advisor to continue discussions with Company C, Company D and Bombe and to encourage Company C to increase its offer and Company D and Bombe to consider different transaction structures.
On July 27, 2020, Bombe prepared and sent a letter to the Company’s Board reiterating its interest in a strategic transaction and providing additional context, background and details regarding the structure of a proposed strategic transaction.
On August 5, 2020 the Board held another meeting to consider the proposals from Company C, Company D and Bombe. The Board discussed the fact that Company C was not willing to increase its offer for the Company’s assets and that Company D was unwilling to restructure its offer. The Board also discussed that Company C’s offer would require a vote of the stockholders and the potential difficulty in obtaining a vote in favor of the transaction. The Board agreed to continue to discussions with Bombe and authorized the Company to enter into a new Non-Disclosure Agreement with Bombe.
On August 6, 2020 the Company provided Bombe with a new Non-Disclosure Agreement.
On August 7, 2020, Bombe executed the new Non-Disclosure Agreement with the Company to formally begin its due diligence investigation of the Company and its business, assets, and operations.
On August 19, 2020, the Company formed the Special Committee, consisting solely of independent directors of the Company, to conduct a review of and negotiate a potential transaction with Bombe. The Special Committee engaged legal and financial advisors. The Advisor was represented by separate counsel.

Between August 20, 2020 and September 8, 2020, the parties negotiated the terms of the Non-Binding Indication of Interest, the structure and terms of the strategic transaction and the agreed upon valuation of the Company.
On September 8, 2020, the parties executed the Non-Binding Indication of Interest, which covered, among other items, the purchase of stock from the Advisor, the contribution by Bombe of properties and other assets and provisions related to the post-Transaction governance of the Company.
On September 14, 2020, the parties entered into an Exclusivity Agreement, which was extended on each of October 22, 2020, December 1, 2020, December 15, 2020, and December 21, 2020.
Between September 8, 2020 and January 8, 2021, the parties and their advisors continued their respective due diligence efforts and discussions. The parties and their respective legal advisors exchanged mark-ups of the Purchase Agreement, and additional progress was made on other material terms. During this period, the Special Committee held nine meetings to consider the Transaction.
On January 8, 2021, the Purchase Agreement and the transactions contemplated thereby were approved unanimously by the Company’s Board of Directors and the Special Committee. Mr. Shustek recused himself from the vote to approve the Transaction. The Company, the Advisor, the Purchaser and Bombe entered into the Purchase Agreement. As part of the Purchase Agreement, the Purchaser agreed to conduct a tender offer after closing of the Transaction under the Purchase Agreement for up to 900,506 shares of the Company’s common stock and pay $11.75 per share in cash for such shares. The Transaction closed on August 25, 2021.
On January 14, 2021, the Company issued a press release announcing the execution of the Purchase Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire up to 900,506 outstanding shares of common stock at $11.75 per share.
11.	Material Agreements.
The Purchase Agreement, Stockholders’ Agreement, Tax Matters Agreements, Warrant Agreement, Employment Agreements, Registration Rights Agreement, License Agreement, Amended & Restated Limited Partnership Agreement, Assignment of Litigation Agreement, and Amendments to Service Agreement and Contribution Agreement (each as defined herein), as well as the following summaries of each such agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about Purchaser or the Company. The representations, warranties and covenants contained in each agreement were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in each agreement and described in the following summaries, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters of fact. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC.
Investors and stockholders are not third party beneficiaries under the agreements summarized below. Accordingly, investors and stockholders should not rely on the representations, warranties and covenants included in such agreements as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties' public disclosures. The following summaries of the agreements are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—”Certain Information Concerning Purchaser above. For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.
The Purchase Agreement
The following is a summary of certain provisions of the Purchase Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Purchase Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below.
The Agreement. On January 8, 2021, the Company entered into the Purchase Agreement. The transactions contemplated by the Purchase Agreement are referred to herein collectively as the “Transaction.”
Background. In mid-2019, the Company engaged financial and legal advisors and began to explore a broad range of potential strategic alternatives to provide liquidity to stockholders. In connection with such search, the Company approached approximately 100 potential investors or buyers, received proposals from over a dozen potential investors or buyers and engaged in substantive negotiations with four other interested parties before entering into the Purchase Agreement. On August 19, 2020, the Company formed a Special Committee consisting solely of independent directors of the Company, to conduct a review of the Transaction. The Special Committee engaged legal and financial advisors. The Advisor was represented by separate counsel. The Transaction and the Purchase Agreement were approved unanimously by the Company’s Board of Directors and the Special Committee. Shustek recused himself from the vote to approve the Transaction. See Section 10—”Background of the Offer; Past Contacts or Negotiations with the Company – Background of the Offer”
Transactions. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, at the Closing which occurred on August 25, 2021:
•
the Operating Partnership issued a number of OP Units equal to (a) the sum of (x) $39,000,000 (less the outstanding principal amount of the Loan or the Advance (each as defined in the Purchase Agreement), if any), plus (y) the value of all of the issued and outstanding equity interests of certain affiliate of Bombe (the “Contributed Interests”), determined in accordance with the Purchase Agreement, divided by (b) $11.75 (the “OP Unit Consideration”), which OP Unit Consideration will be subject to adjustment for customary real estate prorations;

•
Purchaser contributed to the Operating Partnership (a) cash consideration of $35,000,000, less principal amounts outstanding under the Loan and the Advance, if any, (b) certain technology and (c) the Contributed Interests;

•	the Company issued to Purchaser Warrants to purchase up to 1,702,128 of the Company’s Shares, at an exercise price of $11.75 per Share for an aggregate cash purchase price of up to $20,000,000;
•
the Advisor (a) contributed 175,000 of the Company’s Shares to the Settlement Trust and (b) surrendered its claim to 400,000 of the Company’s Shares due to the Advisor from the Company on December 31, 2021; and

•	Purchaser purchased (a) 1,549,324 of the Company’s Shares from the Advisor and (b) 175,000 of the Company’s Shares from the Settlement Trust, in each case, at a price of $11.75 per Share.
The Purchase Agreement also provides that, as promptly as practicable after the Closing, Purchaser will commence the Offer.
The Company and the Operating Partnership have also issued additional OP Units to Purchaser for Restricted Payables of the Company that (a) were paid after December 31, 2020 and (b) were required to be paid by the Company in connection with the Transaction. The Operating Partnership issued to Purchaser additional OP Units for no additional consideration in an amount equal to (i) with respect to the portion of any Restricted Payables greater than $10,000,000 but less than or equal to $15,000,000, 7.00% of the amount of such portion divided by $11.75, rounded to the nearest whole unit and (ii) with respect to any portion of the Restricted Payables in excess of $15,000,000, the amount of such portion, plus 7.00% of such portion, divided by $11.75, rounded to the nearest whole unit. As a result of the Restricted Payables outstanding at Closing, Color Up was issued an additional 27,418 OP Units.
The Purchase Agreement further provided that if the Closing had not occurred on or before June 1, 2021, Purchaser would, upon written request of the Company, provide the Loan, an unsecured line of credit to the Company in an aggregate principal amount of up to $400,000 per month, at an interest rate equal to 7.0%, the full amount of accruing immediately upon funding, with a term extending through the earlier of (i) the closing date and (ii) December 31, 2021; provided that the total principal amount outstanding could not exceed

$2,000,000. At the Closing, the outstanding principal balance and any unpaid accrued interest under the Loan (the “Outstanding Balance”) shall automatically be converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit. At the Closing, the Outstanding Balance was $1,284,000 which was automatically converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit, or 109,277 OP Units issued to Color Up.
In addition, the Company terminated certain third party contracts on terms acceptable to Purchaser and Purchaser agreed that, upon written request of the Company, it would advance funds related to any amount due as a result of any such terminations, the Advance. At Closing, Purchaser was issued an additional 21,872 OP Units with respect to the Advance.
At Closing, Shustek resigned as a director and officer of the Company and its subsidiaries, and Chavez became the Chief Executive Officer of the Company and Stephanie Hogue became the President of the Company, replacing Daniel Huberty who resigned from his officer positions effective August 25, 2021. Chavez, Hogue and Osher became members of the Company’s Board. See “Stockholders’ Agreement” below for discussion of the Company’s post-closing Board of Directors.
Share Issuance. The Purchase Agreement also provides that if the Tendered Share Amount after the Expiration Time represents less than the Maximum Aggregate Amount, then, at Purchaser’s sole discretion, the Company shall offer and issue to Purchaser and Purchaser shall purchase from the Company, at a price per Share equal to the Offer Price, such amount of Shares so that Purchaser may acquire a total of 900,506 Shares after giving effect to the Offer and the Company Backstop.
Representations and Warranties; Covenants. Under the Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. The representations and warranties made under the Purchase Agreement did not survive the Closing. In addition, the parties to the Purchase Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the applicable party, in each case, subject to certain exceptions and qualifications.
Purchaser agreed that, as promptly as practicable after the Closing, it will commence the Offer. The Company agreed (i) that the Board of Directors will recommend that stockholders accept the Offer and (ii) to take all steps necessary to cause any offering memorandum relating to the Offer to be distributed to the Company’s stockholders. In the event that the Company’s stockholders tender a number of shares less than the Offer Amount, the Company shall, at Purchaser’s sole discretion, offer to issue and sell to Purchaser the Company Backstop such that Purchaser may acquire a total number of shares equal to the Offer Amount after giving effect to the Offer and the Company Backstop.
Conditions to Closing. The consummation of the Transaction was subject to the satisfaction by the Company of certain closing conditions, which have been fulfilled or waived prior to the date hereof.
Stockholders’ Agreement
The following is a summary of certain provisions of the Stockholders’ Agreement between the Company and Purchaser. This summary is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference. Copies of the Stockholders’ Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Stockholders’ Agreement for a more complete description of the provisions summarized below.
The Agreement. The Company entered into a Stockholders’ Agreement with Purchaser on August 25, 2021 (the “Stockholders’ Agreement”). At Closing, the Board consisted of seven directors, and, pursuant to the Stockholders’ Agreement, Purchaser had the right to nominate five members of the Board of the Company (the “Purchaser Designated Directors”). The remaining two directors (the “Incumbent Directors”) are Shawn Nelson, a current independent director of the Board, and Danica Holley, an independent director designated by the Company on August 25, 2021. As of the date of this Offer, the Board consists of Chavez, Hogue, Osher, Nelson, Lorrence T. Kellar, Danica Holley and Damon Jones. Chavez, Hogue, Osher, Kellar and Jones are the Purchaser Designated Directors.
Governance Provisions. Pursuant to the Stockholders’ Agreement, until such time as the Stockholders’ Agreement is terminated, the prior approval of one Incumbent Director and a majority of the Purchaser Designated Directors shall be required for certain transactions, including without limitation (i) any merger or sale of the Company or substantially all its assets, (ii) amendments to the Company’s charter or bylaws, (iii) the authorization or issuance of any equity securities or any securities convertible into or exercisable for equity securities of the Company, (iv) any change in the authorized number of directors of the Board or establishment or abolition of any committee thereof; (v) any incurrence or repayment of indebtedness in an aggregate amount over a certain threshold, (vi) any declaration of dividends, (vii) any appointment or termination of any person as the chief executive officer, president or chief financial officer of the Company, (viii) any related party transactions, (ix) any amendment or waiver, or termination of certain provisions, of the Stockholders’ Agreement or (x) any amendment or waiver of the Tax Matters Agreement or the Warrant Agreement.
Standstill. The Stockholders’ Agreement contains certain standstill provisions restricting, subject to the Offer, the Company Backstop and certain customary exclusions, Purchaser from, among other things, acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of common stock or any security convertible into common stock or any assets of the Company. In addition, the Company has agreed that in the event the Company proposes to issue additional securities, Purchaser will have the right to purchase an amount of securities so that its ownership percentage will not be diluted by the issuance of such additional securities.
Lock Up and Termination. Under the terms of the Stockholders’ Agreement, except for limited circumstances, Purchaser is prohibited from selling or transferring its Shares until six months following a Liquidity Event (defined as an initial public offering or a listing of the Shares on a national securities exchange). A transfer of any of Purchaser’s Shares to a Permitted Transferee (defined to include any member of Purchaser) is permissible under the Stockholders’ Agreement. Except for the transfer restrictions set forth above, the Stockholders’ Agreement terminates upon a Liquidity Event or written agreement of the parties.
Restrictive Covenants. Until a Liquidity Event and subject to certain limited exceptions, Purchaser (and its Permitted Transferees) are prohibited from, directly or indirectly, (i) having an ownership interest in, or permitting such party’s name to be used in connection with, any business in any central business district in North America which is primarily engaged in the business of acquiring, investing in, owning, operating or leasing parking lots or parking garages and (ii) soliciting or attempting to solicit any clients or customers of the Company or any of its subsidiaries for the purpose of diverting their business or service from the Company or any of its subsidiaries.
Tax Matters Agreement
The following is a summary of certain provisions of the Tax Matters Agreement between the parties. This summary is qualified in its entirety by reference to the full text of the Tax Matters Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference. Copies of the Tax Matters Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Tax Matters Agreement for a more complete description of the provisions summarized below.
On August 25, 2021, the Company, the Operating Partnership and Purchaser entered into a Tax Matters Agreement (the “Tax Matters Agreement”), pursuant to which the Operating Partnership agreed to indemnify Purchaser and certain affiliates and transferees of Purchaser (together, “Protected Partners”) against certain adverse tax consequences in connection with (1) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partner’s interest in the Operating Partnership, in each case, prior to the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied); and (2) the Operating Partnership’s failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Partnership during the period ending on the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied). In addition, and for so long as the Protected Partners own at least 20% of the units in the Operating Partnership received in the Transaction, the Company has agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.
Warrant Agreement
The following is a summary of certain provisions of the Warrant Agreement between the parties. This summary is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference. Copies of the Warrant Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Warrant Agreement for a more complete description of the provisions summarized below.
On August 25, 2021, the Company entered into a Warrant Agreement pursuant to which it issued the Warrants to purchase up to 1,702,128 of the Company’s Shares, at an exercise price of $11.75 per Share for an aggregate cash purchase price of up to $20,000,000. Each whole Warrant entitles the registered holder thereof to purchase one whole share of common stock at a price of $11.75 per Share (the “Warrant Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the common stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Warrants expire five years after the date of the Warrant Agreement. The Warrant Agreement provides that if the exercise of the Warrants would require the Company to obtain stockholder approval pursuant to any applicable listing standards of the Trading Market on which the common stock is listed, the Company will, at its discretion, either obtain such stockholder approval or deliver cash in lieu of shares of common stock otherwise deliverable upon the exercise of such Warrant. If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, or decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then the number of shares of common stock issuable on exercise of each Warrant shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding shares of common stock. Whenever the number of shares of common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant Price will be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of common stock so purchasable immediately thereafter. The Warrant Agreement further provides that, in lieu of issuing fractional shares, the Company will make a cash payment equal to the Fair Market Value (as defined in the Warrant Agreement) of one share of common stock multiplied by such fraction.
Registration Rights Agreement
The following is a summary of certain provisions of the Registration Rights Agreement between the parties. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference. Copies of the Registration Rights Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Registration Rights Agreement for a more complete description of the provisions summarized below.
On August 25, 2021, the Company terminated its existing registration rights agreement dated as of March 29, 2019, and entered into a separate registration rights agreement with Purchaser (the “Registration Rights Agreement”), pursuant to which the Company granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined below) of the Company. Among other things, the Registration Rights Agreement requires the Company to register (i) the shares of Common Stock purchased pursuant to the Purchase Agreement, (ii) shares of common stock, if any, issued upon the redemption of OP Units purchased pursuant to the Purchase Agreement, (ii) shares of common stock acquired pursuant to the Offer, (iv) shares of common stock issuable upon redemption of the Warrants, (v) the Warrants and (vi) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of common stock and OP Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise) (collectively, the “Registrable Securities”). The Holders are entitled to make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities; provided, however, that the Company will not be required to file a registration statement prior to (x) 180 days after the initial listing of the Registrable Securities on a national securities exchange or (y) the expiration of any other lock-up period imposed with respect to the Registrable Securities pursuant to the Stockholders’ Agreement. In addition, the Holders will be entitled to “piggy-back” registration rights to registration statements filed by the Company. The Company will bear all of the expenses incurred in connection with the filing of any such registration statement.
Employment Agreements
The following is a summary of certain provisions of the Employment Agreements between the Company and each of Manuel Chavez, III and Stephanie Hogue. This summary is qualified in its entirety by reference to the full text of the Employment Agreements, copies of which are filed as Exhibits (d)(6) and (d)(7) to the Schedule TO, which are incorporated herein by reference. Copies of the Employment Agreements and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the Employment Agreements for a more complete description of the provisions summarized below.
On August 25, 2021, the Company entered into employment agreements (collectively, the “Employment Agreements”) with each of Chavez, CEO; and Hogue, President, pursuant to which, among other things, the CEO and the President receive an annual initial base salary of $600,000, and $450,000, respectively. The CEO and President are eligible to receive a target annual bonus of not more than 33.33% of their base salary, and each is eligible to receive an annual target equity award of not more than $1,000,000, and $600,000 in restricted shares of common stock, respectively. Each annual equity award shall vest equally in annual installments over a three-year period. The amounts and conditions for the payment and vesting (as applicable) of each target annual incentive award and each annual target equity award will be determined by the Compensation Committee of the Company. The CEO and President have the right to elect to receive their base salary and their target annual bonus payments in the form of restricted shares of common stock. Each of the CEO and the President are eligible to participate in employee benefit programs made available to the Company's employees from time to time and to receive certain other perquisites, each as set forth in their respective Employment Agreements. In addition, the CEO and the President will receive $2,000,000 and $1,200,000 in unvested restricted shares of common stock, respectively, which shares shall vest only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements), within three years of the effective date of the Employment Agreements; provided that the CEO and President, respectively, remain employed with the Company on the date of the Liquidity Event, unless such officer is terminated by the Company without cause or resigns for good reason within 180 days of a Liquidity Event. The Compensation Committee retained an independent compensation consultant to assist in determining the CEO’s and President’s compensation packages.
Miscellaneous Agreements
The following summaries of certain provisions of various miscellaneous agreements entered into at Closing are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibit (d)(8) (License Agreement), Exhibit (d)(9) (Amended & Restated Limited Partnership Agreement), Exhibit (d)(10) (Assignment of Litigation Agreement), Exhibit (d)(11) (Amendment to Services Agreement), and Exhibit (d)(12) (Amendment to Contribution Agreement) to the Schedule TO, which are incorporated herein by reference. Copies of the agreements and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Purchaser.” Stockholders and other interested parties should read the agreements for a more complete description of the agreements and provisions summarized below.
License Agreement
On August 25, 2021, the Company entered into a Software License and Development Agreement (the “License Agreement”) with an affiliate of Bombe (the “Supplier”), pursuant to which the Supplier granted to the Company a limited, non-exclusive, non-transferable, worldwide right and license to access certain software and services for a fee of $5,000 per month.

Amended & Restated Limited Partnership Agreement
On August 25, 2021, the Company entered into an Amended and Restated Agreement of Limited Partnership of the Operating Partnership to facilitate the contribution transactions and to admit Purchaser as a limited partner.
Assignment of Litigation Agreement
On August 25, 2021, the Company entered into an Assignment of Claims, Causes of Action, and Proceeds Agreement (the “Assignment of Litigation Agreement”) pursuant to which (i) the Company assigned to the Advisor all of the Company’s right, title, interest, and benefits, whether legal, equitable, or otherwise, in and to any and all of the claims and causes of action that the Company may have against certain parties and any amounts that may be recovered or awarded to the Advisor on such claims and (ii) the Advisor will indemnify the Company against all liabilities in connection with the assignment.
Amendment to Services and Contribution Agreements
On August 25, 2021, the Company entered into an Amendment to the Services Agreement dated as of March 29, 2019, between, among others, the Company and the Advisor, providing the Advisor a one-time consulting fee in an amount equal to $800,000 in lieu of four annual payments of $200,000 for the services set forth therein.
Also, on August 25, 2021, the Company entered into an Amendment to the Contribution Agreement dated as of April 1, 2019, which was entered into in connection with the internalization of the Company’s management function. Pursuant to such amendment, and in connection with the closing of the transactions contemplated by the Purchase Agreement and the entry by the Company into the Settlement, the Advisor surrendered its claim to 400,000 shares of common stock that would otherwise be due to the Advisor from the Company on December 31, 2021.
12.	Purpose of the Offer; Plans for the Company.
Purpose of the Offer. The purpose of the Offer is to have Purchaser acquire a significant ownership interest in the Company. The Offer is being made pursuant to the Offer to Purchase. The Offer is being made in connection with certain other transactions between Purchaser and its affiliates and the Company and its affiliates, as described in Section 11—”Material Agreements.”
Plans for the Company. Purchaser will own a significant number of Shares in the Company and has certain board designation rights and registration rights following the closing of the Offer. Purchaser beneficially owns a significant ownership interest in the Operating Partnership, which will enable it to realize the benefit of any cash flow to the Operating Partnership. Purchaser has also agreed to certain standstill restrictions and certain restrictions on transfer. See Section 11—”Material Agreements.”
Purchaser’s initial goals for the Company’s business are to turn it into a profitable company and remediate the Company’s loss of its status as a real estate investment trust for U.S. federal income tax purposes. The Purchaser’s longer-term goals for the Company are to pursue acquisitions and/or an initial public offering of Company securities and the listing of Company securities on the New York Stock Exchange or The Nasdaq Stock Market. The Purchaser has moved the Company’s headquarters to Cincinnati, Ohio.
Subject to the standstill restrictions and restrictions on transfer described herein, Purchaser intends to review its investment in the Shares of the Company on a continuing basis and may take such actions with respect to its investment in the Company as it deems appropriate. Purchaser may consider the following factors, as well as other factors, when reviewing its investment in the Shares: the Company's financial position, results and strategic direction, price levels of the common stock of the Company, conditions in the securities and credit markets and general economic and industry conditions. Future acquisitions or disposition of Shares of the Company will depend, among other things, on the foregoing standstill restrictions and restrictions on transfer, market and economic conditions, Purchaser's overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that Purchaser will acquire additional Shares of the Company. Subject to the foregoing standstill restrictions and restrictions on transfer, Purchaser reserves the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to applicable legal restrictions, to dispose of any or all Shares acquired by Purchaser.

Except as described in this Offer to Purchase, Purchaser has no present plans, proposals or negotiations that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy (see Section 14 below), or indebtedness or capitalization of the Company; (4) any change in the present Board or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company's corporate structure or business; (6) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the acquisition or disposition of Shares or other securities of the Company; or (9) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
13.	Certain Effects of the Offer.
If we purchase the Maximum Aggregate Amount of Shares in the Offer, following consummation of the Offer, and taking into account the Shares acquired pursuant to the Purchase Agreement, we will own, in the aggregate, approximately 33.9% of the outstanding Shares as of the Expiration Time, not giving effect to the Company Backstop. Although our purchase of Shares under the Offer may reduce the total number of stockholders, we do not believe our purchase will have a material adverse effect on the liquidity or value of the Shares. If we do not purchase the Maximum Aggregate Amount of Shares in the Offer, then depending on the number of Shares purchased, the Company will either be obligated to, or may elect to, issue additional Shares to us, which would have a dilutive effect on the percentage of outstanding Shares owned by us as well as each existing holder of Shares.
14.	Dividends and Distributions.
The information set forth below was provided by the Company, and neither of Purchaser nor any of their respective affiliates takes any responsibility for the accuracy or completeness of such information.
Dividends
On March 22, 2018, the Company suspended the payment of distributions on its common stock. There can be no assurance that cash distributions to the Company’s common stockholders will be resumed in the future. The actual amount and timing of distributions, if any, will be determined by the Board in its discretion and typically will depend on the amount of funds available for distribution, which is impacted by current and projected cash requirements, tax considerations and other factors. As a result, the Company’s distribution rate and payment frequency may vary from time to time.
The Company is not currently and may not in the future generate sufficient cash flow from operations to fully fund distributions. All or a portion of the distributions may be paid from other sources, such as cash flows from equity offerings, financing activities, borrowings, or by way of waiver or deferral of fees, to the extent that such other sources are then available. The Company has not established any limit on the extent to which distributions could be funded from these other sources. Accordingly, the amount of distributions paid may not reflect current cash flow from operations and distributions may include a return of capital (rather than a return on capital). If the Company pays distributions from sources other than cash flow from operations, the funds available to the Company for investments would be reduced and the share value may be diluted. The level of distributions will be determined by the Board and depend on several factors including current and projected liquidity requirements, anticipated operating cash flows and tax considerations, and other relevant items deemed applicable by the Board. Pursuant to the Stockholders’ Agreement, until such time as the Stockholders’ Agreement is terminated, the prior approval of one Incumbent Director and a majority of the Purchaser Designated Directors shall be required for any authorization of dividends.
The Company has a Dividend Reinvestment Plan (“DRIP”) and has issued a total of 83,437 shares of common stock under the DRIP as of June 30, 2021.

Share Repurchase Program
On May 29, 2018, the Board suspended the Share Repurchase Program, other than for hardship repurchases in connection with a stockholder’s death. Repurchase requests made in connection with the death of a stockholder were repurchased at a price per share equal to 100% of the amount the stockholder paid for each share, or once the Company had established an estimated NAV (Net Asset Value) per share, 100% of such amount as determined by the Board, subject to any special distributions previously made to the Company’s stockholders. The Company repurchased 33,232 shares of common stock pursuant to the hardship exception under this program through March 24, 2020 when the Board suspended all repurchases, even in the case of a stockholder’s death.
On January 8, 2021, the Company established an estimated NAV equal to $11.75 per common share. The common shares are not currently listed on a national securities exchange or any over-the-counter market. There is no established trading market for the common shares. We encourage you to obtain a recent quotation for the common shares.
Since January 1, 2021 and as of the date of this filing, 48,318 shares have been redeemed of which 33,232 shares were hardship repurchases.
15.	Certain Conditions of the Offer.
The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the following conditions and requirements: (i) the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Offer, and (ii) no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Offer.
The Offer is not conditioned on Purchaser's ability to finance the purchase of the Shares pursuant to the Offer, and Purchaser will pay for the entire purchase price of the Shares in cash. See Section 9—”Source and Amount of Funds” for a discussion of the conditions relating to Purchaser's receipt of the Contribution. The Offer is not conditional upon any minimum number of Shares being tendered.
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated by the Offer or of any approval or other action by any governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated by the Offer. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business. See Section 15—”Certain Conditions of the Offer.”
State Takeover Statutes. The Company is incorporated under the laws of the State of Maryland and is governed by the Maryland General Corporation Law (the “MGCL”) and its charter and bylaws.
Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner directly or indirectly of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined in the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. The Board has approved the Offer and the execution, delivery and performance of the Purchase Agreement and the transactions contemplated thereby, and the business combination act will not apply to the Purchase Agreement and the transactions contemplated thereby (including the Offer).
Control Shares Acquisitions. The MGCL provides that a holder of  “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock of the corporation in which the acquirer, officers of the corporation or directors who are employees of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors are excluded from shares entitled to vote on the matter. Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is entitled to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.
If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition.
The control shares acquisition act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.
The Company’s bylaws currently contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”
United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Purchaser's acquisition of the Shares in the Offer are not reportable under the HSR Act because the transaction does not meet or exceed the size-of-person threshold and the value of the Shares that Purchaser will hold as a result of the transactions contemplated in the Offer will not be valued in excess of $92 million.
17.	Fees and Expenses.
We have retained Broadridge, Inc., to serve as the Depositary in connection with the Offer. The Depositary will receive customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against various liabilities and expenses in connection therewith, including various liabilities and expenses under the federal securities laws.
Purchaser will not pay any fees or commissions to any broker or dealer or to any other person or entity (other than to the Depositary as described herein) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
18.	Miscellaneous.
The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser or the Depositary for the purpose of the Offer.
Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, of which this Offer to Purchase forms a part, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company will file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—”Certain Information Concerning the Company” above.

SCHEDULE I
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
OF PURCHASER
Color Up, LLC is the Purchaser and Purchaser’s board of managers consist of the following individuals: Manuel Chavez, III, Stephanie Hogue and Jeffrey Osher. The name, present principal occupation or employment and material occupations, positions, offices and employment for the past five years of each of the managers of Purchaser as well as HSCP Strategic III, L.P. are set forth below. (HSCP Strategic III, L.P. is not a manager of Purchaser. However, it owns 55% of the equity interest in Purchaser.) All managers identified below are citizens of the United States. The principal executive offices of Purchaser are located at 250 E. 5th Street, Suite 2110, Cincinnati, Ohio 45202, telephone number (513) 834-5110. The principal executive offices of HSCP Strategic III, L.P. are located at 505 Montgomery Street, Suite 1250, San Francisco, California 94111, telephone number (415) 801-4460.
NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Manuel Chavez, III
Manuel Chavez, III is the Chief Executive Officer of Purchaser. Effective August 25, 2021, Chavez is CEO of the Company and Chairman of its Board of Directors. Chavez is and has been a Managing Partner of Bombe since 2017. Mr. Chavez was the Chief Executive Officer of Parking Company of America, Inc. from 1999 to 2017.

Stephanie Hogue
Stephanie Hogue is the President of Purchaser. Effective August 25, 2021, Hogue is President of the Company and a member of its Board of Directors. Hogue is and has been Managing Partner of Bombe since 2020. From 2017 to 2020, Hogue was Managing Director, Corporate Finance at PricewaterhouseCoopers, and from 2010 to 2017. Hogue was Director, Corporate Finance at PricewaterhouseCoopers.

Jeffrey Osher
Jeffrey Osher is a control person of HS3 and has been a Portfolio Manager of No Street GP LP, a registered investment adviser, since 2018. Prior to 2018, he was Portfolio Manager at Harvest Capital Strategies. He has also been a member of the Board of Directors of the Green Dot Corporation (NYSE: GDOT) since 2020. Effective August 25, 2021 Osher is a member of the Company’s Board of Directors.

HSCP Strategic III, L. P.
HSCP Strategic III, L.P. (“HS3”) is a Delaware limited partnership which beneficially owns 55% of the equity interest of Purchaser. HS3’s principal business activities are the acquisition and holding of equity interests in Color Up in furtherance of Purchaser’s principal activities (see “Section 8. Certain Information Concerning Purchaser – General”) and engaging in activities necessary to the foregoing.

During the last five years, to the best knowledge of Purchaser, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:
Broadridge, Inc.
By Mail: Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	By Hand or Overnight Courier: Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, New York 11717
Questions or requests for information or assistance may be directed to Broadridge, Inc. by calling (888) 789-8409 or e-mailing shareholder@broadridge.com. Requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be addressed to Broadridge, Inc. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
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